[Letterhead of SandRidge Energy, Inc.]

Via EDGAR and Facsimile

August 9, 2011

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                               SandRidge Permian Trust

Registration Statement on Form S-1

File No. 333-174492

SandRidge Energy, Inc.

Registration Statement on Form S-3

File No. 333-174492-01

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Permian Trust, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone call to our counsel, Covington & Burling LLP, on August 8, 2011, with respect to the Registration Statement on Form S-1 and Form S-3 (File No. 333-174492) initially filed with the Commission on May 25, 2011 (as amended to the date hereof, the “Registration Statement”).

For your convenience, each response is prefaced by the Staff’s corresponding oral comment in bold, italicized text.  Unless otherwise specified, all references to page numbers correspond to the preliminary prospectus, dated July 29, 2011, which forms a part of the Registration Statement.

1.  Pages 54—55.  In the sentence, “On a pro forma basis, cash available for distribution was $60.7 million for the year ended December 31, 2010, and $19.7 million for the three months ended March 31, 2011,” please confirm that the amounts listed as “cash available for distribution” are equivalent to the amounts listed as “distributable income” on pages F-4 and F-5 of the preliminary prospectus.  Please also tell us the pro forma per unit amounts of “cash available for distribution” for the relevant time periods.

Response:

We confirm that the amounts listed on pages 54—55 as cash available for distribution on a pro forma basis (i.e., $60.7 million for the year ended December 31, 2010 and $19.7 million for the three months ended March 31, 2011) are equivalent to, and represent the same financial metric as, the amounts listed as the trust’s distributable income on pages F-4 and F-5 of the preliminary prospectus.

We also note that, assuming 52,500,000 trust units outstanding, on a pro forma basis, cash available for distribution would have been $1.16 per unit for the year ended December 31, 2010 and $0.37 per unit for the three months ended March 31, 2011.

2.  Pages 61—62.  At what price of oil is there a break-even point for the trust?  In other words, please tell us how much oil prices would need to fall for the estimated distributable income of the trust to be zero (i.e., for the trust’s expenses to be equal to or in excess of the trust’s revenues) for the periods specified in the sensitivity tables on pages 61—62.

Response:

We respectfully note to the Staff that, for the periods specified in the sensitivity tables on pages 61—62 of the preliminary prospectus, even assuming the price of oil per barrel fell to zero and the price of natural gas per MMBtu fell to zero, the hedging arrangements in place for the periods covered by the tables ensure that the estimated distributable income of the trust would be greater than zero for such periods.  We note for the Staff that the sensitivity tables on pages 61—62 cover only quarterly periods from September 30, 2011 through June 30, 2012, during which time production attributable to the trust’s royalty interests is hedged to a substantial degree.  More specifically, the percentage of oil volumes hedged for the periods ended September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012 are 98%(1), 89%, 93% and 95%, respectively.

3.  General.  In view of current market conditions, and oil prices in particular, does the disclosure in the Registration Statement that assumes various oil prices (including, for example, the assumed price cap of $120.00 per barrel of oil by 2023 as described on page 57 of the preliminary prospectus) need to change?  How are the assumptions around the price of oil (including the assumed price cap of $120.00 per barrel of oil by 2023) impacted by these current market conditions?

(1)  Note: the hedging percentage for the period ended September 30, 2011 excludes production from April 1, 2011 to July 31, 2011.

Response:

We acknowledge the Staff’s comment and confirm to the Staff our determination that the disclosure in the Registration Statement that assumes various oil prices (including, for example, the assumed cap of $120.00 per barrel of oil starting in 2023) does not need to be modified as a result of recent market conditions.

As discussed in our response to comment #2, above, production attributable to the trust’s royalty interests is hedged to a substantial degree during the first several years of the trust.  As stated on page 49 of the preliminary prospectus, “approximately 73% of the expected production and 79% of the expected revenues upon which the target distributions are based from August 1, 2011 through March 31, 2015 will be hedged.”  These hedging arrangements will offset, to a substantial degree, the impact of the very recent changes in oil prices noted by the Staff.

Moreover, we note to the Staff that the trust is expected to exist for 20 years.  Except in limited circumstances, the trust will not terminate until March 31, 2031 and we expect that oil and natural gas prices will fluctuate during this lengthy period of time.  The result of fluctuating prices is discussed in, among other places, the sections entitled “Risk Factors—Oil, natural gas and natural gas liquids prices fluctuate due to a number of factors that are beyond the control of the trust and SandRidge, and lower prices could reduce proceeds to the trust and cash distributions to unitholders” and “Target Distributions and Subordination and Incentive Thresholds.”

Finally, we note to the Staff that we have consulted with the representatives of the underwriters for the offering concerning current market conditions (including oil and natural gas prices) and, based on these discussions, we believe that no changes to the disclosure are necessary at this time.

Should you have any questions or comments regarding the foregoing, we would appreciate the opportunity to discuss them with you over the telephone at your earliest convenience.  Please call the undersigned at (405) 429-5500 or our special counsel, Covington & Burling LLP, at (202) 662-5663.

Sincerely,

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Permian Trust

By:	SandRidge Energy, Inc.

	By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

cc:         David H. Engvall, Covington & Burling LLP

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.